UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Magma Metals Limited

(Name of Subject Company)

(Translation of Subject Company’s Name into English (if applicable))

Australia

(Jurisdiction of Subject Company’s Incorporation or Organization)

Panoramic Resources Limited

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Chief Financial Officer and Company Secretary, Trevor Eton

Panoramic Resources Limited

Level 9, 553 Hay Street

Perth, Western Australia, Australia 6000

(Telephone: +61 8 9228 0999)

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 3, 2012

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit Number

99.1	Bidder’s statement containing an offer by Panoramic Resources Limited to purchase all of your shares in Magma Metals Limited.

Item 2. Informational Legends

The required legend is prominently included in the document(s) referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit Number

99.2	“Panoramic Announces Proposal to Acquire Magma” was made publicly available in accordance with the requirements of Panoramic Resource Limited’s home jurisdiction.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed by Panoramic Resources Limited with the Securities and Exchange Commission concurrently with the furnishing of this Form CB.

Any change in the name or address of the agent for service of process of Panoramic Resources Limited shall be promptly communicated to the Securities and Exchange Commission by amendment to the Form F-X.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Peter Harold
By: Peter Harold
Title: Managing Director
Date: February 15, 2012